Exhibit 99.1

ALLOT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,943	$16,142
Restricted deposits	501	904
Short-term bank deposits	11,050	15,250
Available-for-sale marketable securities	11,518	26,470
Trade receivables, net (net of allowance for credit losses $ 22,392 and $25,306 on June 30, 2025 and December 31, 2024, respectively)	20,135	16,482
Other receivables and prepaid expenses	8,641	6,317
Inventories	8,505	8,611

Total current assets	87,293	90,176

NON-CURRENT ASSETS:
Severance pay fund	243	464
Restricted deposit	329	279
Available-for-sale marketable securities	21,672	-
Operating lease right-of-use assets	6,091	6,741
Other assets	552	2,151
Property and equipment, net	6,039	7,692
Intangible assets, net	-	305
Goodwill	31,833	31,833

Total non-current assets	66,759	49,465

Total assets	$154,052	$139,641

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED  CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$924	$946
Employees and payroll accruals	8,780	8,208
Deferred revenues	20,647	17,054
Short-term operating lease liabilities	484	562
Other payables and accrued expenses	10,996	9,200

Total current liabilities	41,831	35,970

LONG-TERM LIABILITIES:
Deferred revenues	6,079	7,136
Long-term operating lease liabilities	5,611	5,807
Accrued severance pay	814	946
Convertible debt	-	39,973

Total long-term liabilities	12,504	53,862

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at June 30, 2025, and December 31, 2024; Issued: 47,290,301 and 40,346,993 shares at June 30, 2025 and December 31, 2024, respectively; Outstanding: 46,474,301 and 39,530,993 shares at June 30, 2025 and December 31, 2024, respectively.	1,216	1,012
Additional paid-in capital	367,190	318,138
Treasury share at cost - 816,000 shares at June 30, 2025 and December 31, 2024.	(3,998)	(3,998)
Accumulated other comprehensive income	3,030	357
Accumulated deficit	(267,721)	(265,700)

Total shareholders' equity	99,717	49,809

Total liabilities and shareholders' equity	$154,052	$139,641

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	Six Months Ended
	June 30,
	2025	2024
Revenues
Products	$14,040	$16,759
Services	33,161	27,295
Total revenues	47,201	44,054

Cost of revenues
Products	6,136	5,788
Services	7,687	7,993
Total cost of revenues	13,823	13,781

Gross profit	33,378	30,273

Operating expenses:
Research and development costs (net of grant participations of $ 68 and $ 281 for the six months ended June 30, 2025, and 2024, respectively)	13,252	14,475
Sales and marketing	14,599	15,701
General and administrative	6,643	6,206
Total operating expenses	34,494	36,382

Operating loss	(1,116)	(6,109)

Loss from extinguishment	(1,410)	-
Other income	100	-
Financial income, net	1,033	1,029

Loss before income tax expenses	(1,393)	(5,080)
Income tax expenses	628	786

Net loss	$(2,021)	$(5,866)

Net loss per share:
Basic and diluted	$(0.05)	$(0.16)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	39,944,413	38,562,065

Unrealized gain (loss) on available-for-sale marketable securities	107	(10)
Total comprehensive profit (loss) from available-for-sale marketable securities	107	(10)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	3,108	(583)
Net amount reclassified to earnings from hedging transactions	(542)	(108)
Total comprehensive profit (loss) from hedge transactions	2,566	(691)

Total other comprehensive profit (loss)	2,673	(701)

Total comprehensive profit (loss)	652	(6,567)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury share	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance as of December 31, 2024	39,530,993	1,012	318,138	(3,998)	357	(265,700)	49,809

Issuance of share capital	5,000,000	184	46,404	-	-	-	46,588
Exercise of share options and restricted share units	1,943,308	20	218	-	-	-	238
Share-based compensation	-	-	2,430	-	-	-	2,430
Other comprehensive gain	-	-	-	-	2,673	-	2,673
Net loss	-	-	-	-	-	(2,021)	(2,021)

Balance as of June 30, 2025	46,474,301	1,216	367,190	(3,998)	3,030	(267,721)	99,717

Balance as of December 31, 2023	38,376,939	981	312,128	(3,998)	483	(259,831)	49,763
Exercise of share options and restricted share units	771,067	21	(21)	-	-	-	-
Share-based compensation	-	-	3,547	-	-	-	3,547
Other comprehensive loss	-	-	-	-	(701)	-	(701)
Net loss	-	-	-	-	-	(5,866)	(5,866)

Balance as of June 30, 2024	39,148,006	1,002	315,654	(3,998)	(218)	(265,697)	46,743

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended
	June 30,
	2025	2024

Cash flows from operating activities:
Net loss	(2,021)	(5,866)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,419	2,776
Share-based compensation	2,430	3,547
Capital loss	255	-
Loss from extinguishment	1,410	-
Other income	(100)	-
Changes in operating assets and liabilities:
Decrease (Increase) in accrued severance pay, net	89	(165)
Decrease in other assets, other receivables and prepaid expenses	1,619	1,672
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	(862)	(777)
Decrease in operating leases liability	(203)	(618)
Decrease in operating lease right-of-use asset	579	1,174
Increase in trade receivables	(3,653)	(2,980)
Decrease in inventories	106	2,268
Increase (Decrease) in trade payables	(22)	16
Increase (Decrease) in employees and payroll accruals	573	(4,135)
Increase in deferred revenues	2,536	1,965
Increase (Decrease) in other payables and accrued expenses	914	(12)
Net cash provided by (used in) operating activities	6,069	(1,135)

Cash flows from investing activities:
Decrease in restricted deposit	353	703
Investment in short-term bank deposits	(15,750)	(3,800)
Withdrawal of short-term bank deposits	19,950	10,000
Purchase of property and equipment	(689)	(1,386)
Investment in marketable securitie	(55,434)	(34,752)
Proceeds from redemption or sale of marketable securities	49,683	32,060
Proceeds from sale of patent	100	-
Net cash provided by (used in) investing activities	(1,787)	2,825

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended
	June 30,
	2025	2024
Cash flows from financing activities:

Issuance of share capital	37,691	-
Proceeds from exercise of stock options	238	1
Redemption of convertible debt	(31,410)	-
Net cash provided by financing activities	6,519	1

Increase in cash and cash equivalents	10,801	1,691
Cash, cash equivalents at the beginning of the period	16,142	14,192

Cash, cash equivalents at the end of the period	$26,943	$15,883

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1: -	ORGANIZATION AND DESCRIPTION OF BUSINESS

Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“Allot Smart”) and security solutions (“Allot Secure”) for mobile and fixed service providers as well as enterprises worldwide.

NOTE 2: -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Allot Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s condensed consolidated results of operations, shareholders’ equity, and cash flows for the six months ended June 30, 2025 and 2024. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

                       Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 2: -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                       Revenues

During the six months ended June 30, 2025 and 2024, the Company recognized revenue of approximately $ 12,049 and $ 7,670, respectively, which was included in the deferred revenue balances at the beginning of each respective period.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of  June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 93,783 of which approximately $ 66,552 is estimated to be recognized within the next twelve months and approximately $ 27,231 is estimated to be recognized after the next twelve months. Excluding variable considerations related to base fee from SECaaS.

                       Significant Accounting Policies

Recent Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	June 30, 2025				December 31, 2024
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
US Governmental debentures	11,310	-	-	11,310	26,455	15	-	26,470
Corporate debentures	208	-	-	208	-	-	-	-

	11,518	-	-	11,518	26,455	15	-	26,470
Available-for-sale - matures after one year through three years:
US Governmental debentures	2,514	10	-	2,524	-	-	-	-
Corporate debentures	19,036	112	-	19,148	-	-	-	-

	21,550	122	-	21,672	-	-	-	-

	$33,068	$122	$-	$33,190	$26,455	$15	$-	$26,470

As of  June 30, 2025 and December 31, 2024, the Company had no investments with a significant unrealized loss for more than 12 months.

As of  June 30, 2025 and December 31, 2024, no credit loss impairment was recorded regarding the available for sale marketable securities.

As of June 30, 2025, the company had an accrued balance calssified as available for sale matures within one year.

NOTE 4: -	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Available-for-sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

As of June 30, 2025 and December 31, 2024, the Company did not have any assets or liabilities valued based on Level 3 valuations.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 4: -	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of June 30, 2025, and December 31, 2024, respectively:

	As of June 30, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$33,190	$-	$33,190
Foreign currency derivative contracts	-	2,909	-	2,909

Liabilities:
Foreign currency derivative contracts	-	(135)	-	(135)

Total financial net assets	$-	$35,964	$-	$35,964

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$26,470	$-	$26,470
Foreign currency derivative contracts	-	584	-	584

Liabilities:
Foreign currency derivative contracts	-	(224)	-	(224)

Total financial net assets	$-	$26,830	$-	$26,830

NOTE 5: -	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges).

The Company currently hedges such future exposures for a maximum period of two years. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 2,909 and $(208) recorded in other comprehensive gain (loss) as of the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, and December 31, 2024, the Company had outstanding hedge transactions in the net amount of $ 31,470 and $ 30,354, respectively.

The fair value amounts of outstanding foreign currency contracts in U.S. dollar as of the periods presented were as follows:

	June 30,	December 31,
	2025	2024
Derivatives Designated as Hedging Instruments
Foreign currency contracts	$2,909	$342
Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	(135)	18
Total derivative instruments	$2,774	$360

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive profit (loss) to cost of revenues for the six months ended June 30, 2025 and 2024 were $ 96 and $18 respectively. The amount reclassified from other comprehensive profit (loss) to operating expenses for the six months ended June 30, 2025 and 2024 were $  446 and    $ 90, respectively.

The amount reclassified from other comprehensive profit (loss) to Sales and marketing expenses for the six months ended June  30, 2025 and 2024 were $ 122 and $ 24, respectively.

The amount reclassified from other comprehensive profit (loss) to General and administrative expenses for the six months ended June  30, 2025 and 2024 were $ 106 and $ 20, respectively.

The amount reclassified from other comprehensive profit (loss) to Research and development expenses for the six months ended June  30, 2025 and 2024 were $ 218 and $ 46, respectively.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of up to twelve months. The impact of the non-designated hedge transactions on the net income (loss) for the six months ended June 30, 2025 and 2024, was $1,871 and $(375), respectively.

As of  June 30 2025 and 2024, the Company’s outstanding non-hedge transactions were $ 12,112 and $ 12,588, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of June 30, 2025 and December 31, 2024, as assets and liabilities are as follows:

Foreign exchange forward and		June 30,	December 31,
options contracts	Balance sheet	2025	2024

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$-	$18
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(135)	-

Total derivatives non-designated as hedging instruments		$(135)	$18

NOTE 6: -	INVENTORIES
	June 30,	December 31,
	2025	2024

Raw materials	$565	$650
Finished goods	7,940	7,961

	$8,505	$8,611

As of June 30, 2025 and December 31, 2024  , the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 4,153 and $ 3,046 respectively.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 7: -	PROPERTY AND EQUIPMENT, NET
	June 30,	December 31,
	2025	2024
Cost:
Lab equipment	$12,286	$13,011
Computers and peripheral equipment	11,296	12,058
Office furniture and equipment	1,169	1,431
Leasehold improvements	2,883	3,094
SECaaS equipment	7,699	7,476

	35,333	37,070
Accumulated depreciation:
Lab equipment	11,152	10,944
Computers and peripheral equipment	10,146	10,778
Office furniture and equipment	846	588
Leasehold improvements	1,542	1,941
SECaaS equipment	5,608	5,127

	29,294	29,378

Depreciated cost	$6,039	$7,692

Depreciation expenses for the six months ended June 30, 2025 and 2024 was $ 2,087 and $ 2,371 and respectively.

NOTE 8: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented

	June 30,	December 31,
	2025	2024

Original Cost:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,659

	$20,892	$20,892
Accumulated amortization:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,354

	$20,892	$20,587

Amortized cost	$-	$305

b.	Amortization expense for the six months ended June 30, 2025 and 2024, was $305 in each period.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 9: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Liens and guarantees:

As of June 30, 2025, the Company has provided bank guarantees in respect of    performance obligation to customers in an aggregate amount of approximately $ 365, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 465.

b.	Litigations:

On November 2, 2021 two founders of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot filed its defense statement refuting all claims and denying any breach and obligation to compensate. On March 6, 2023 the Company signed a settlement agreement with the plaintiffs in which the Company agreed to pay the plaintiffs a total amount of $ 260.  The plaintiffs waived all claims. The potential liability is that the remaining minority former Netonomy shareholders may file a similar claim.

There are currently no ongoing legal proceedings with any of these minority shareholders.

NOTE 10: -	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of June 30, 2025, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 10: -	SHAREHOLDERS' EQUITY (Cont.)

b.	Share option plan:

A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Option Outstanding
	Number of shares upon exercise	Weighted average exercise price

Balance as of December 31, 2024	60,000	$5.94
Forfeited	(20,000)	$5.94
Exercised	(40,000)	$5.94

Balance as of June 30, 2025	-	$-

Exercisable at end of year	-	$-

The total intrinsic value (the difference between the Company's closing share price on the exercise date and the exercise price) of options exercised during the six months ended June 30, 2025 was approximately $ 81. The number of options vested during the six months ended June 30, 2025, was 40,000.

The following provides a summary of the restricted share unit activity for the Company for the six months ended June 30, 2025:

	RSUs
	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	3,047,441	$2.69
Granted	1,496,627	$6.56
Vested	(653,313)	$3.34
Forfeited	(135,572)	$2.48

Unvested at end of year	3,755,183	$4.13

As of June 30, 2025, $ 13,073 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 2.54 years.

As of June 30, 2025, 54,842  Ordinary shares are available for future issuance under the option plans.

The Company granted 1,496,627 and 1,937,814 RSUs in the six months ended June 30, 2025, and 2024, respectively, under the 2016 option plan. RSUs vest over a period of between one year to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 10: -	SHAREHOLDERS' EQUITY (Cont.)

c.	Private placements:

On June 24, 2025, the Company entered into a definitive securities purchase agreement for a private placement financing, led by financial institutions and investment banking firms. Under the securities purchase agreement, the investors purchased 5,000,000 of the Company’s Ordinary shares at a purchase price of $8 per share. In addition, 1,249,995 Ordinary shares were issued in consideration for the extinguishment of debt owed to Lynrock, in the amount of $8,590. The proceeds to the Company amounted to $37,691, net of issuance cost.

NOTE 11: -	TAXES ON INCOME

The Company’s quarterly tax provision and estimates of its annual effective tax rate are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, non-deductible expenses, excess tax benefits from share-based compensation awards, and changes in its valuation allowance. Income tax expenses were $ 628  and $ 786 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 12: -	GEOGRAPHIC AND SEGMENT INFORMATION

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases.

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Six months ended June 30,
	2025	2024
Europe	$24,391	$16,733
Asia and Oceania	7,865	14,095
Americas	6,760	6,385
Middle East and Africa	8,185	6,841

	$47,201	$44,054

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 12: -	GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Six months ended June 30,
	2025	2024

1st Customer	13%	14%

	13%	14%

A total percentage of 62% and 60% of the Company’s revenues for the six months ended June 30, 2025 and 2024, respectively are attributed to network intelligence solutions, while 38% and 40% are attributed to security solutions for the six months ended June 30, 2025 and 2024, respectively.

The following presents total long-lived assets as of June 30, 2025, and December 31, 2024:

	June 30,	December 31,
	2025	2024
Israel	$11,529	$13,577
Other	601	856
	$12,130	$14,433

NOTE 13: -	CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40,000 (the “Note”). The Note is convertible into the company's ordinary shares at an initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the company elects to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. On November 4, 2024, the Company notified Lynrock Lake Master Fund LP extending the maturity till February 14, 2026

As of the issuing date, the company recorded the issuance costs related to the Note in amount of $596 as a deduction of the liability which amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recorded amortization expenses related to the issuance costs during the six months ended June 30, 2025, and  2024 in the amounts of $ 27 and $ 50, respectively.

The note was fully redeemed in June 2025 in connection with a public offering of the Company’s ordinary share. As a result the Company recognized loss from extinguishment in the amount of $1,410. See note 10(c) for further information.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data
NOTE 14: -	RELATED PARTIES BALANCES AND TRANSACTIONS

In February 2022, the Company issued to Lynrock Lake Master Fund LP (“Lynrock”) one of the Company’s main shareholders, an unsecured promissory note in an aggregate amount of $40,000 (see note 13). As of December 31, 2024, the Company had a convertible debt balance related to this note of approximately $39,973. In June 2025, the Company redeemed the outstanding senior unsecured promissory note. As of June 30, 2025, the outstanding balance was $0.

NOTE 15: -	SUBSEQUENT EVENT

Exercise of Underwriters’ Option

Subsequent to the completion of the public offering in June 2025, on July 2, 2025, the Company received an additional $5,670 from the underwriters’ exercise of their option to purchase additional shares.